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Exhibit 99.3

MERGER OF
MONTEREY BAY BANK, MONTEREY BAY BANCORP, INC. AND
UNION BANK OF CALIFORNIA, N.A.

To:	Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees;

        We have been appointed to act as the Information Agent in connection with the proposed merger of Monterey Bay Bancorp, Inc., Monterey Bay Bank, and Union Bank of California, N.A., as described in the proxy statement/prospectus dated    , 2003 enclosed herewith, pursuant to the Agreement and Plan of Merger relating to the merger dated April 7, 2003 (the "Merger Agreement"). Pursuant to the Merger Agreement, each share of Monterey Bay Bancorp, Inc. common stock will be converted into the right to receive a fraction of a share of UnionBanCal Corporation common stock (the "Stock Election") or cash (the "Cash Election"). A valid Stock Election or Cash Election is referred to generally as an "Election."

        Pursuant to the proration and allocation procedures described in the proxy statement/prospectus and set forth in the Merger Agreement, stockholders may be subject to a proration process in which a stockholder may receive for such stockholder's shares of Monterey Bay Bancorp, Inc. common stock an aggregate amount of cash consideration and stock consideration other than that which such stockholder has elected. All elections are subject to the allocation procedures set forth in Section 1.4 of the Merger Agreement. The allocation procedure is described in the proxy statement/prospectus under "The Merger Agreement—Conversion of Monterey Bay Bancorp, Inc. common stock."

        Record holders of Monterey Bay Bancorp, Inc. common stock are entitled to elect to receive cash consideration, stock consideration or a combination thereof in the merger by submitting the enclosed GREEN Letter of Transmittal/Election Form. Only record holders of Monterey Bay Bancorp, Inc. common stock can execute this GREEN Letter of Transmittal/Election Form and thus make an election as described in the enclosed materials. Elections are subject to certain terms, conditions and limitations set forth in the Merger Agreement and described in the enclosed proxy statement/prospectus and the instructions in the GREEN Letter of Transmittal/Election Form.

        For your information and for forwarding to your clients for whom you hold shares of Monterey Bay Bancorp, Inc. common stock registered in your name or in the name of your nominee, or who hold Monterey Bay Bancorp, Inc. common stock in their own names, we are enclosing the following documents:

          1.     GREEN Letter of Transmittal/Election Form pursuant to which a record holder may elect to receive cash consideration, stock consideration or a combination thereof in the merger;

          2.     YELLOW Instruction Form (along with a Substitute Form W-9) that may be sent to your clients for whose account you hold Monterey Bay Bancorp, Inc. common stock registered in your name or in the name of your nominees, with space provided for obtaining clients' instructions regarding how they wish for you to complete the GREEN Letter of Transmittal/Election Form on their behalf; and

          3.     A return envelope.

        In addition, we have enclosed the proxy statement/prospectus, as well as the proxy card relating to the special meeting of Monterey Bay Bancorp, Inc. stockholders being held to vote on the merger.

        The GREEN Letter of Transmittal/Election Form includes (1) a Guarantee of Delivery by holders of Monterey Bay Bancorp, Inc. common stock whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent prior to the election deadline; and (2) a Substitute Form W-9.

        We urge you to contact your clients as soon as possible. The deadline by which the Exchange Agent must receive a GREEN Letter of Transmittal/Election Form is 5:00 p.m., Eastern Time, on [

                        ,] 2003, the last business day preceding the date of the Monterey Bay Bancorp,  Inc. special stockholders' meeting that is being held to vote on adoption of the Merger Agreement. For an election to be validly made, Computershare Trust Company of New York, the exchange agent (the "Exchange Agent"), must receive a properly completed and executed GREEN Letter of Transmittal/Election Form by that time.

        Any shares of Monterey Bay Bancorp, Inc. common stock held by a holder who fails to make an election, and any shares of Monterey Bay Bancorp, Inc. common stock held by a holder who fails to submit a valid GREEN Letter of Transmittal/Election Form prior to the election deadline, will be treated as shares for which no election has been made. Shares for which no election has been made will receive merger consideration in accordance with the default allocation provisions set forth in the Merger Agreement and described in the proxy statement/prospectus under "The Merger Agreement—Conversion of Monterey Bay Bancorp, Inc. common stock."

        None of the parties to the Merger Agreement or their respective boards of directors makes any recommendation as to whether holders of Monterey Bay Bancorp, Inc. common stock should elect to receive the cash consideration, the stock consideration or a combination thereof in exchange for their Monterey Bay Bancorp, Inc. common stock. Each stockholder must make his or her own decision with respect to that election.

        Record holders whose share certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent prior to the election deadline may deliver the Monterey Bay Bancorp, Inc. common stock pursuant to the guarantee of delivery procedures described in Instruction 15 to the GREEN Letter of Transmittal/Election Form.

        Neither Monterey Bay Bancorp, Inc. nor UnionBanCal Corporation will pay any fees or commissions to any broker, dealer or other person in connection with the delivery of share certificates to the Exchange Agent. However, Monterey Bay Bancorp, Inc. will reimburse you for reasonable customary expenses incurred in connection with the mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients.

        Requests for assistance with completing the GREEN Letter of Transmittal/Election Form be directed to the Exchange Agent at (800) 245-7630. Requests for additional copies of the proxy statement/prospectus, the GREEN Letter of Transmittal/Election Form or any of the other enclosed materials may be directed to us at (800) 322-2885 (banks and brokerage firms please call (212) 929-5500 (Call Collect)).

                      Very truly yours,

                      MacKenzie Partners, Inc.

        Nothing contained herein, in the enclosed documents or in the documents referenced herein shall allow you or any other person to act as an agent of Monterey Bay Bank, Monterey Bay Bancorp, Inc., Union Bank of California, N.A., UnionBanCal Corporation, the Exchange Agent, the Information Agent or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of them in connection with the merger other than the documents enclosed and the statements contained in this document and the documents referenced herein.

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  Exhibit 99.3
MERGER OF MONTEREY BAY BANK, MONTEREY BAY BANCORP, INC. AND UNION BANK OF CALIFORNIA, N.A.